

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2019

William Fair
Executive Vice President and Chief Financial Officer
PENN NATIONAL GAMING INC
825 Berkshire Blvd., Suite 200
Wyomissing, Pennsylvania 19610

> **Re: PENN NATIONAL GAMING INC**
> **Form 10-K for the year ended December 31, 2018**
> **Filed February 28, 2019**
> **File No. 000-24206**

Dear Mr. Fair:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities